

16014920

ES
:E COMMISSION
20549

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SEC Mail Processing Section
MAR 14 2016
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCT Securities & Derivatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 2100
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Puig — 305-424-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Puig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCT Securities & Derivatives, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/COO

Title



JENNIFER L MARTIN
Notary Public - State of Florida
Commission # FF 938232
My Comm. Expires Nov 22, 2019
Bonded through National Notary Assn.

3/11/16

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Members of:
TCT Securities & Derivatives, LLC

We have audited the accompanying financials statements of TCT Securities & Derivatives, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TCT Securities & Derivatives, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCT Securities & Derivatives, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of TCT Securities & Derivatives, LLC's financial statements. The supplemental information is the responsibility of TCT Securities & Derivatives, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 11, 2016

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Current Assets		
Cash	$	18,258
Prepaid and other assets		10,796
Total Current Assets		29,054
Property and equipment, net		6,035
Total Assets	$	35,089

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Current Liabilities		
Accounts payable and accrued expenses	$	3,000
Total Current Liabilities		3,000
Commitments and Contingencies (Note 6)		
MEMBERS' EQUITY		
Members' capital contributions (distributions), net		601,198
Accumulated deficit		(569,109)
Total Members' Equity		32,089
Total Liabilities and Members' Equity	$	35,089

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Commissions	$	16,610
Other Income		180
Interest and Dividend income		24
Total revenues		16,814
Operating Expenses		
Employee compensation and benefits		30,895
Officer compensation		45,000
Clearing and execution		3,954
Communications		27,012
Other operating expenses		17,429
Professional fees		61,310
Occupancy		18,215
Depreciation		4,888
Total operating expenses		208,703
Net loss	$	(191,889)

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Members' Capital contributions (distributions), net	Accumulated Deficit	Total
Balance, December 31, 2014	$ 532,198	$ (377,220)	$ 154,978
Members' contributions	107,000	-	107,000
Members' withdrawals	(38,000)	-	(38,000)
Net loss, 2015	-	(191,889)	(191,889)
Balance, December 31, 2015	$ 601,198	$ (569,109)	$ 32,089

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities		
Net Loss	$	(191,889)
Adjustments to reconcile Net loss to net cash provided by operations:		
Depreciation		4,888
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Receivables from clearing brokers		10,498
Prepaid and other assets		(2,257)
Deposits with clearing brokers		100,039
Increase/(Decrease) in:		
Accounts payable and accrued expenses		(1,186)
Due to other broker/dealers		(5,176)
Net cash used in operating activities	$	(85,083)
Cash flows from financing activities:		
Contributions from Members		107,000
Withdrawals by Members		(38,000)
Net cash provided by financing activities	$	69,000
Net (decrease) in cash		(16,083)
Cash at beginning of year		34,341
Cash at end of year	$	18,258
Supplemental disclosure of cash flow information		
Interest paid	$	-
Taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

TCT Securities & Derivatives, LLC (the "Company", "we", "us", "our") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company executes principal and agency transactions in various types of debt and equity securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. In April 2015 the Company terminated its clearing broker agreements and ceased all revenue producing activities.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Property and Equipment

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Long-Lived Assets

In accordance with Generally Accepted Accounting Principles ("GAAP"), we review our long-lived assets for impairment whenever events or changes in

circumstances indicate that the carrying amount of the asset may not be recovered. For assets which are held and used in operations, the asset is deemed to be impaired if its carrying value exceeds its estimated undiscounted future cash flows. If such assets are considered to be impaired, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the asset or estimated discounted future cash flows attributable to the asset.

Revenue Recognition

Commission revenues, trading profits and losses, and riskless principal revenue, as well as related brokerage and clearing costs are recognized on a trade-date basis.

Income Taxes

The Company is a Limited Liability Company, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by the members on their individual tax returns. No provisions are included in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2015, tax years since 2012 remain open for IRS audit. The company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - RECEIVABLES FROM AND DEPOSIT WITH CLEARING BROKERS

As of December 31, 2015, the Company did not have any receivables or deposits with clearing brokers.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Computer equipment	$	20,907
Furniture and fixtures		20,881
		41,788
Less: Accumulated depreciation		(35,753)
	$	6,035

Depreciation expense was $4,888 for the year ended December 31, 2015.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2015. As of December 31, 2015, there were no cash equivalent balances held at financial institutions that are not insured.

The Company has been funded by its members since inception. The loss of funding from the members could have adverse effects on the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2015, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. On March 10, 2015 the Company reduced its minimum net capital requirement from $100,000 to $5,000. At December 31, 2015, the Company had net capital of $15,258, which exceeded its requirement of $5,000 by $10,258. The ratio of aggregate indebtedness to net capital was 19.7%.

NOTE 8 - EQUITY

During 2015, one Member sold its 20% interest for $10,000. Another Member took distributions that totaled $38,000.

During 2015, there was a new Member that purchased a 20% interest in the Company for $20,000. The new Member made capital contributions that totaled $107,000 during 2015.

NOTE 9 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 11, 2016, the date the financial statements were available to be issued.

TCT SECURITIES & DERIVATIVES, LLC

SUPPLEMENTARY SCHEDULES

TCT SECURITIES & DERIVATIVES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

TOTAL ASSETS	$35,089
TOTAL LIABILITIES	$3,000
NET WORTH	$32,089
SUBORDINATED LOANS (Approved by FINRA)	$0
ADJUSTED NET WORTH	$32,089
LESS NON-ALLOWABLE ASSETS	$16,831
CURRENT CAPITAL	$15,258
LESS HAIRCUTS	$0
NET CAPITAL	$15,258
REQUIRED NET CAPITAL	$5,000
EXCESS NET CAPITAL	$10,258
AGGREGATE INDEBTEDNESS	$3,000
AGGREGATE INDEBTEDNESS TO NET CAPITAL	19.7%

Reconciliation with TCT Securities and Derivatives, LLC Computation included in Part II of Form X-17A-5 as of December 31, 2015

Net Capital for unaudited Focus Report as filed	$	10,258
Audit Adjustment		0
Net Capital per December 31, 2015 audited report	$	10,258

TCT SECURITIES & DERIVATIVES, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

TCT Securities and Derivatives, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) TCT Securities & Derivatives, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TCT Securities & Derivatives, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) TCT Securities & Derivatives, LLC stated that TCT Securities & Derivatives, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TCT Securities & Derivatives, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TCT Securities & Derivatives, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 11, 2016

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com



Securities + Derivatives

Trade with a Capital T

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. TCT Securities & Derivatives, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. TCT Securities & Derivatives, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Juan C. Puig

Juan Puig, President

TCT SECURITIES & DERIVATIVES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2015

TCT SECURITIES & DERIVATIVES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENTS